MORGAN STANLEY
                             SPECTRUM SERIES







        July 2007

        Monthly Report










This Monthly Report supplements the Spectrum Funds' Prospectus dated April 2, 2007.










                                              Issued: August 31, 2007


MORGAN STANLEY

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 HISTORICAL FUND PERFORMANCE
--------------------------------------------------------------------------------

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                                                                                                                 INCEPTION- COMPOUND

                                                                                                                  TO-DATE ANNUALIZED

           1991  1992  1993  1994  1995  1996  1997  1998  1999  2000  2001  2002  2003  2004  2005   2006  2007   RETURN     RETURN
FUND         %     %     %     %     %     %     %     %     %     %     %     %     %     %     %      %     %       %          %
------------------------------------------------------------------------------------------------------------------------------------
Spectrum
Currency... --    --    --    --    --    --    --    --    --   11.7  11.1  12.2  12.4  (8.0) (18.3) (3.4)  (4.0)    9.2      1.3
                                                               (6 mos.)                                     (7 mos.)
------------------------------------------------------------------------------------------------------------------------------------
Spectrum
Global
Balanced .  --    --    --   (1.7) 22.8  (3.6) 18.2  16.4   0.8   0.9  (0.3)(10.1)  6.2  (5.6)   4.2   2.4   (2.4)   52.2      3.4
                            (2 mos.)                                                                        (7 mos.)
------------------------------------------------------------------------------------------------------------------------------------
Spectrum
Select ... 31.2 (14.4) 41.6  (5.1) 23.6   5.3   6.2  14.2  (7.6)  7.1   1.7  15.4   9.6  (4.7)  (5.0)  5.9    0.5   192.0      6.9
         (5 mos.)                                                                                          (7 mos.)
------------------------------------------------------------------------------------------------------------------------------------
Spectrum
Strategic   --    --    --    0.1  10.5  (3.5)  0.4   7.8  37.2 (33.1) (0.6)  9.4  24.0   1.7   (2.6) 20.9    2.9    76.5      4.6
                           (2 mos.)                                                                        (7 mos.)
------------------------------------------------------------------------------------------------------------------------------------
Spectrum
Technical   --    --    --   (2.2) 17.6  18.3   7.5  10.2  (7.5)  7.8  (7.2) 23.3  23.0   4.4   (5.4)  5.4   (3.5)  127.5      6.7
                            (2 mos.)                                                                       (7 mos.)
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 DEMETER MANAGEMENT CORPORATION
--------------------------------------------------------------------------------
 522 Fifth Avenue, 13th Floor
 New York, NY 10036
 Telephone (212) 296-1999

MORGAN STANLEY SPECTRUM SERIES
MONTHLY REPORT
JULY 2007

Dear Limited Partner:

  The Net Asset Value per Unit for each of the five Morgan Stanley Spectrum Funds as of July 31, 2007 was as follows:

FUND                                   N.A.V.         % CHANGE FOR MONTH
--------------------------------------------------------------------------------
Spectrum Currency                      $10.92                -4.43%
--------------------------------------------------------------------------------
Spectrum Global Balanced               $15.22                -3.58%
--------------------------------------------------------------------------------
Spectrum Select                        $29.20                -4.97%
--------------------------------------------------------------------------------
Spectrum Strategic                     $17.65                -1.88%
--------------------------------------------------------------------------------
Spectrum Technical                     $22.75               -10.99%
--------------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. (Note: all returns are net of all fees). We provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates. In the case of Spectrum Currency, we provide the trading gains and trading losses for the five major currencies in which the Fund participates, and composite information for all other "minor" currencies traded within the Fund.

  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

  AS SHOWN ABOVE, THE NET ASSET VALUE PER UNIT OF SPECTRUM TECHNICAL WAS DOWN 10.99% IN JULY AS A RESULT OF LOSSES BY EACH OF THE TRADING ADVISORS EMPLOYED FOR SPECTRUM TECHNICAL. IN AUGUST, SIGNIFICANT ADDITIONAL LOSSES BY CHESAPEAKE CAPITAL CORPORATION ("CHESAPEAKE") IN ITS DIVERSIFIED 2XL PROGRAM HAS FURTHER SUBSTANTIALLY AFFECTED THE AGGREGATE PERFORMANCE OF SPECTRUM TECHNICAL. AS OF AUGUST 27, 2007, THE NET ASSET VALUE PER UNIT OF SPECTRUM TECHNICAL WAS DOWN AN ADDITIONAL APPROXIMATELY 17.1% (EST.) DURING AUGUST.

  AS A RESULT OF THESE CIRCUMSTANCES, EFFECTIVE AUGUST 16, 2007, CHESAPEAKE, IN CONSULTATION WITH DEMETER MANAGEMENT CORPORATION ("DEMETER"), THE GENERAL PARTNER FOR THE FUNDS, HAS AGREED TO TEMPORARILY REDUCE THE OVERALL LEVERAGE OF THE SPECTRUM TECHNICAL ASSETS TRADED PURSUANT TO CHESAPEAKE'S DIVERSIFIED 2XL PROGRAM BY 50%. THIS REDUCTION IN LEVERAGE IS IN RESPONSE TO THE EXTREME MARKET EVENTS WITNESSED IN JULY AND AUGUST AND THE ADVERSE PERFORMANCE EXPERIENCED BY CHESAPEAKE DURING THE LATTER PART OF JULY AND FIRST HALF OF AUGUST 2007. CHESAPEAKE, IN FURTHER CONSULTATION WITH DEMETER, WILL DETERMINE IF, AND AT WHAT TIME, SUCH LEVERAGE WILL BE READJUSTED.

--------------------------------------------------------------------------------
 DEMETER MANAGEMENT CORPORATION
--------------------------------------------------------------------------------

  IN ADDITION TO THE REDUCTION IN LEVERAGE, EFFECTIVE SEPTEMBER 1, 2007, CHESAPEAKE HAS AGREED TO TEMPORARILY WAIVE THE MANAGEMENT FEE IT RECEIVES FROM SPECTRUM TECHNICAL. THE WAIVER OF THE MANAGEMENT FEE WILL REMAIN IN EFFECT THROUGH DECEMBER 31, 2007. PRIOR TO OR UPON SUCH DATE, DEMETER AND CHESAPEAKE WILL DETERMINE WHETHER OR NOT THE WAIVER OF CHESAPEAKE'S MANAGEMENT FEE WILL BE EXTENDED TO A FUTURE DATE.

  EFFECTIVE APRIL 1, 2007, MARK H. MITCHELL CEASED TO BE ASSOCIATED IN ANY CAPACITY WITH JOHN W. HENRY & COMPANY, INC. ("JWH"), TRADING ADVISOR TO SPECTRUM CURRENCY AND SPECTRUM TECHNICAL, UPON EXPIRATION OF HIS TEN YEAR EMPLOYMENT AGREEMENT WITH JWH ON MARCH 31, 2007. MR. MITCHELL HAD FORMERLY SERVED AS VICE CHAIRMAN OF JWH AND AS COUNSEL TO THE FIRM.

  EFFECTIVE APRIL 3, 2007, CAMPBELL & COMPANY ("CAMPBELL"), TRADING ADVISOR TO SPECTRUM TECHNICAL, ANNOUNCED THE APPOINTMENT OF MS. THERESA BECKS TO THE POSITION OF PRESIDENT & CHIEF EXECUTIVE OFFICER, SUCCEEDING MR. BRUCE CLELAND, WHO WILL BECOME VICE CHAIRMAN.

  THERESA BECKS HAS BEEN WITH CAMPBELL AS ITS CHIEF FINANCIAL OFFICER FOR 16 YEARS, AND A MEMBER OF CAMPBELL'S BOARD OF DIRECTORS FOR 13 YEARS. MS. BECKS IS ALSO A FORMER MEMBER OF THE BOARD OF DIRECTORS OF THE MANAGED FUNDS ASSOCIATION. PRIOR TO JOINING CAMPBELL, SHE WAS VICE PRESIDENT & CHIEF FINANCIAL OFFICER OF BANK MARYLAND CORP, A PUBLICLY HELD COMPANY. MS. BECKS STARTED HER PROFESSIONAL CAREER WITH ERNST & YOUNG AS A CERTIFIED PUBLIC ACCOUNTANT.

  BRUCE CLELAND, WHO HAS BEEN WITH CAMPBELL SINCE 1993, HAVING SERVED AS PRESIDENT SINCE 1994, AND CHIEF EXECUTIVE OFFICER SINCE 1997, WILL BECOME VICE CHAIRMAN OF THE FIRM AND ACT IN AN ADVISORY CAPACITY TO THE EXECUTIVE COMMITTEE.


  KEVIN M. HEERDT, DIRECTOR OF RESEARCH & CHIEF OPERATING OFFICER, WILL CONTINUE TO FOCUS HIS EFFORTS ON CAMPBELL'S RESEARCH AND TRADING ACTIVITIES. MR. HEERDT JOINED CAMPBELL IN 2003 AS CO-HEAD OF RESEARCH, AND WAS APPOINTED CHIEF OPERATING OFFICER IN 2005 AND HEAD OF RESEARCH IN JANUARY 2007. PRIOR TO JOINING CAMPBELL, MR. HEERDT SPENT 12 YEARS WITH MOORE CAPITAL WHERE HE ACTED IN SEVERAL CAPACITIES INCLUDING MANAGING DIRECTOR AND CHIEF INVESTMENTS OFFICER.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 522 Fifth Avenue, 13th Floor, New York, NY 10036, or your Morgan Stanley Financial Advisor.

  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

  Sincerely,

/s/ Walter J. Davis

Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation,
General Partner of
Morgan Stanley Spectrum Currency L.P.
Morgan Stanley Spectrum Global Balanced L.P.
Morgan Stanley Spectrum Select L.P.
Morgan Stanley Spectrum Strategic L.P.
Morgan Stanley Spectrum Technical L.P.

                      [This page intentionally left blank]

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM CURRENCY L.P.
--------------------------------------------------------------------------------


   [THE FOLLOWING DATA POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                     MONTH ENDED JULY 31, 2007       YTD ENDED JULY 31, 2007
                     -------------------------       -----------------------

Australian dollar                 0.39                         1.69
British pound                     1.69                         1.00
Euro                             -0.30                         0.07
Japanese yen                     -3.91                          1.6
Swiss franc                      -0.55                        -1.00
Minor Currencies                 -1.52                        -5.39


    Note: Reflects trading results only and does not include fees or interest income.

          Minor currencies may include, but are not limited to, the South African rand, Thai baht, Singapore dollar, Mexican peso, New Zealand dollar, Polish zloty, Brazilian real, Norwegian krone, Swedish krona, and Czech koruna.

During the month, the Fund experienced losses from short positions in the Japanese yen, South African rand, Swiss franc, and Czech koruna versus the U.S. dollar. Additional losses were incurred from both short and long positions in the Singapore dollar and euro versus the U.S. dollar. These losses were partially offset by gains from long positions in the British pound, Brazilian real, Norwegian krone, Australian dollar, and New Zealand dollar versus the U.S. dollar.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM CURRENCY L.P.
--------------------------------------------------------------------------------
(CONTINUED)

Losses were incurred from short positions in the Japanese yen and the Swiss franc versus the U.S. dollar as the value of the Japanese yen and the Swiss franc corrected higher against most of their major rivals when traders reduced "carry-trade" positions after the sell-off in the global equity markets resulted in investors trimming "riskier" assets funded by loans in Japan and Switzerland. Also pushing the value of the Japanese yen higher were expectations that a Japanese Ministry of Finance report would show Japan's trade surplus widened in June. Additional losses were recorded from short positions in the South African rand versus the U.S. dollar as the value of the South African rand increased on expectations that the South African Reserve Bank may continue to raise interest rates due to consistently strong economic growth. Elsewhere, losses were experienced from both short and long positions in the Singapore dollar and the euro versus the U.S. dollar as the value of these currencies moved without consistent direction throughout the month as conflicting economic data led to investors' uncertainty regarding the future interest rate policy of the European Central Bank and the Monetary Authority of Singapore. Smaller losses were recorded from short positions in the Czech koruna versus the U.S. dollar as the value of the Czech koruna moved higher relative to the U.S. dollar after the Czech National Bank increased its benchmark interest rate to 3.0%.

Gains were experienced from long positions in the British pound, Brazilian real, Norwegian krone, Australian dollar, and New Zealand dollar versus the U.S. dollar as the value of the U.S. dollar moved lower relative to these currencies throughout a majority of the month amid continued concerns over the U.S. housing market, as well as speculation that U.S. interest rates will remain steady in the near term. Additionally, the British pound, Norwegian krone, Australian dollar, and New Zealand dollar moved higher relative to the U.S. dollar after the release of stronger than expected inflation data out of the United Kingdom, Norway, Australia, and New Zealand. Lastly, the value of the Brazilian real strengthened against the U.S. dollar after a report indicated that consumer prices in Brazil unexpectedly rose during June.

--------------------------------------------------------------------------------
MORGAN STANLEY SPECTRUM GLOBAL BALANCED L.P.
--------------------------------------------------------------------------------

   [THE FOLLOWING DATA POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                     MONTH ENDED JULY 31, 2007       YTD ENDED JULY 31, 2007
                     -------------------------       -----------------------
Currencies                       -0.24                        -0.87
Interest Rates                   -0.38                         0.69
Stock Indices                    -3.31                        -3.40
Energies                          0.06                         0.68
Metals                            0.06                         1.31
Agriculturals                     0.19                        -0.73


    Note: Reflects trading results only and does not include fees or interest income.


During the month, the Fund experienced losses in the global stock index, global interest rate, and currency sectors. A portion of these losses was offset by gains recorded in the agricultural, metals, and energy sectors.

Within the global stock index sector, long positions in European, U.S., and Pacific Rim equity index futures resulted in losses as prices reversed lower on persistent concerns that a collapsing U.S. subprime mortgage market and declining U.S. real estate market may pull the U.S. economy into a recession. Furthermore, global equity prices fell after news that China and India increased their bank reserve requirements added to worries about global cash liquidity declining in the near future.

Additional losses were recorded in the global interest rate sector from short positions in Australian, European, and Canadian fixed-income futures as prices reversed sharply higher in a worldwide "flight-to-quality" after the significant decline in the global equity markets resulted in substantially higher demand for the "safe haven" of government bonds.

Smaller losses were incurred in the currency sector from short and long positions in the euro versus the Australian dollar, Norwegian krone, and Swiss franc as the value of the euro moved without consistent direction versus most of its major rivals after conflicting economic data led to uncertainty regarding the future interest rate policy of the European Central Bank. Elsewhere, losses resulted from long positions in the New Zealand dollar versus the Australian dollar as the value of the New Zealand dollar finished lower against the Australian dollar.

--------------------------------------------------------------------------------
MORGAN STANLEY SPECTRUM GLOBAL BALANCED L.P.
--------------------------------------------------------------------------------
(CONTINUED)

Within the agricultural sector, gains were experienced from long positions in sugar futures as prices moved higher due to speculative buying. Elsewhere, long positions in lean hog futures resulted in further gains as prices moved higher due to speculation of significantly higher Chinese demand.

Additional gains were recorded in the metals markets from short positions in nickel futures as prices moved lower amid rising stockpiles. Meanwhile, long positions in copper futures resulted in gains as prices increased after the International Copper Study Group released a report that showed world copper demand exceeded production during the first four months of 2007.

Smaller gains were experienced in the energy markets from short positions in natural gas futures during the beginning of the month as prices decreased after the U.S. Department of Energy stated that underground supplies were up more than expected. Elsewhere, long futures positions in Brent crude oil resulted in gains as prices moved higher amid worries that supplies of European North Sea oil may be dwindling.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM SELECT L.P.
--------------------------------------------------------------------------------

[THE FOLLOWING DATA POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                     MONTH ENDED JULY 31, 2007       YTD ENDED JULY 31, 2007
                     -------------------------       -----------------------
Currencies                       -0.64                         3.91
Interest Rates                   -1.74                         3.41
Stock Indices                    -1.92                        -0.27
Energies                          0.29                         0.01
Metals                           -0.20                        -2.62
Agriculturals                    -0.48                        -1.09


    Note: Reflects trading results only and does not include fees or interest income.


During the month, the Fund experienced losses within the global stock index, global interest rate, currency, agricultural, and metals sectors. These losses were partially offset by gains recorded in the energy sector.

Within the global stock index sector, long positions in European, Pacific Rim, and U.S. equity index futures resulted in losses as prices reversed lower on persistent concerns that a collapsing U.S. subprime mortgage market and decreasing U.S. real estate prices may pull the U.S. economy into a recession. Furthermore, global equity prices fell after news that China and India increased their bank reserve requirements added to worries about global cash liquidity declining in the near future.

Within the global interest rate sector, short positions in European, U.S., and Australian fixed-income futures incurred losses as prices reversed sharply higher in a worldwide "flight-to-quality" after the significant decline in the global equity markets resulted in substantially higher demand for the "safe haven" of government bonds.

Within the currency sector, short positions in the Japanese yen versus the U.S. dollar, euro, and the British pound resulted in losses as the value of the Japanese yen corrected higher against most of its major rivals when traders reduced "carry-trade" positions after the sell-off in the global equity markets resulted in investors trimming "riskier" assets funded by loans in Japan. Also pushing the value of the Japanese yen higher were expectations that a Japanese Ministry of Finance report would show Japan's trade surplus widened in June. Similarly, short positions in the Swiss franc versus the U.S. dollar recorded losses as the value of the Swiss franc reversed higher.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM SELECT L.P.
--------------------------------------------------------------------------------
(CONTINUED)

Additional losses were experienced in the agricultural markets from long futures positions in soybeans and soybean meal as prices declined on speculation that higher prices may curb sales to China, the world's largest buyer of soybeans. Prices were also pressured lower amid weather forecasts for rain across much of the United States. Elsewhere, long positions in cotton and cocoa futures resulted in losses as prices fell amid speculation that wet weather conditions in growing regions may increase future supplies.

Smaller losses were incurred in the metals markets from long positions in aluminum futures as prices fell after a slide in the global equity markets fueled concern that economic growth may slow and therefore curb demand for base metals. Elsewhere, long positions in prices of gold and silver futures recorded losses towards the end of the month as prices were pressured lower amid heavy speculative selling.

Within the energy markets, gains were experienced from long futures positions in crude oil as prices moved higher amid worries that supplies of European North Sea oil may be dwindling and persistent concerns regarding U.S. refinery capacity. Elsewhere, short positions in natural gas futures resulted in gains as prices decreased after the U.S. Department of Energy stated that underground supplies were up more than expected.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM STRATEGIC L.P.
--------------------------------------------------------------------------------

   [THE FOLLOWING DATA POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                     MONTH ENDED JULY 31, 2007       YTD ENDED JULY 31, 2007
                     -------------------------       -----------------------
Currencies                       -0.37                          1.69
Interest Rates                   -0.95                          0.52
Stock Indices                    -0.94                          2.23
Energies                         -0.43                         -0.47
Metals                            1.39                          0.32
Agriculturals                    -0.21                          1.01


    Note: Reflects trading results only and does not include fees or interest income.


During the month, the Fund experienced losses in the global interest rate, global stock index, energy, currency, and agricultural sectors. These losses were partially offset by gains recorded in the metals markets.

Within the global interest rate sector, short positions in European and U.S. fixed-income futures incurred losses as prices reversed sharply higher in a worldwide "flight-to-quality" after the significant decline in the global equity markets towards the end of the month resulted in substantially higher demand for the "safe haven" of government bonds.

Within the global stock index sector, long positions in European and Japanese equity index futures resulted in losses as prices reversed lower on persistent concerns that a collapsing U.S. subprime mortgage market and decreasing U.S. real estate prices may pull the U.S. economy into a recession. Furthermore, global equity prices fell after news that China and India increased their bank reserve requirements added to worries about global cash liquidity declining in the near future.

Within the energy markets, long positions in natural gas futures experienced losses as prices decreased after the U.S. Department of Energy stated that underground supplies were up more than expected. Elsewhere, short positions in crude oil futures resulted in losses as prices climbed higher amid worries that supplies of European North Sea oil may be dwindling and persistent concerns regarding U.S. refinery capacity.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM STRATEGIC L.P.
--------------------------------------------------------------------------------
(CONTINUED)

Additional losses were experienced in the currency sector from short positions in the Japanese yen versus the U.S. dollar and euro as the value of the Japanese yen corrected higher against most of its major rivals when traders reduced "carry-trade" positions after the sell-off in the global equity markets resulted in investors trimming "riskier" assets funded by loans in Japan. Also pushing the value of the Japanese yen higher were expectations that a Japanese Ministry of Finance report would show Japan's trade surplus widened in June. Lastly, losses were incurred from short positions in the Canadian dollar versus the U.S. dollar as the value of the Canadian dollar moved higher after a government report showed that Canadian employers added twice the expected number of jobs in June.

Smaller losses were recorded in the agricultural markets from long positions in soybean meal and soybean futures as prices declined on speculation that higher prices may curb sales to China. Elsewhere, long positions in cocoa futures resulted in losses as prices declined amid speculation that wet weather conditions in growing regions may increase future supplies. Lastly, long positions in corn futures incurred losses as prices moved lower after the U.S. Department of Agriculture reported a significant increase in domestic supplies.

Within the metals markets, gains were experienced from long positions in zinc futures as prices were pushed higher amid speculation that Chinese demand for base metals will increase after news that China's economy grew at the fastest pace in twelve years during the second quarter. Additional gains were recorded from long positions in copper futures as prices increased after the International Copper Study Group released a report that showed world copper demand exceeded production during the first four months of 2007.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM TECHNICAL L.P.
--------------------------------------------------------------------------------

   [THE FOLLOWING DATA POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                     MONTH ENDED JULY 31, 2007       YTD ENDED JULY 31, 2007
                     -------------------------       -----------------------
Currencies                       -2.25                         4.52
Interest Rates                   -3.64                         1.92
Stock Indices                    -3.04                         2.64
Energies                         -0.28                        -1.14
Metals                           -0.05                        -1.72
Agriculturals                    -1.48                        -2.01


    Note: Reflects trading results only and does not include fees or interest income.


During the month, the Fund experienced losses in the global interest rate, global stock index, currency, agricultural, energy, and metals sectors.

Within the global interest rate sector, short positions in European, U.S., and Australian fixed-income futures incurred losses as prices reversed sharply higher in a worldwide "flight-to-quality" after the significant decline in the global equity markets resulted in substantially higher demand for the "safe haven" of government bonds.

Within the global stock index sector, long positions in European, U.S., and Pacific Rim equity index futures resulted in losses as prices reversed lower on persistent concerns that a collapsing U.S. subprime mortgage market and decreasing U.S. real estate prices may pull the U.S. economy into a recession. Furthermore, global equity prices fell after news that China and India increased their bank reserve requirements added to worries about global cash liquidity declining in the near future.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM TECHNICAL L.P.
--------------------------------------------------------------------------------
(CONTINUED)

Within the currency sector, short positions in the Japanese yen versus the U.S. dollar and euro recorded losses as the value of the Japanese yen corrected higher against most of its major rivals when traders reduced "carry-trade" positions after the sell-off in the global equity markets resulted in investors trimming "riskier" assets funded by loans in Japan. Also pushing the value of the Japanese yen higher were expectations that a Japanese Ministry of Finance report would show Japan's trade surplus widened in June. Elsewhere, long positions in the euro versus the Czech koruna resulted in losses as the value of the Czech koruna reversed higher relative to the euro after the Czech National Bank increased its benchmark interest rate to 3.0%.

Within the agricultural markets, short positions in lean hog futures resulted in losses as prices moved higher due to speculation of significantly higher Chinese demand. Elsewhere, long positions in soybean meal and soybean futures resulted in losses as prices declined on speculation that higher prices may curb sales to China. Lastly, long positions in cocoa and cotton futures incurred losses as prices declined amid speculation that wet weather conditions in growing regions may increase future supplies.

Additional losses were experienced in the energy markets from short positions in crude oil futures as prices climbed higher amid worries that supplies of European North Sea oil may be dwindling and persistent concerns regarding U.S. refinery capacity. Meanwhile, long futures positions in gasoline incurred losses during the beginning of the month as prices fell on speculation that U.S. stockpiles may increase amid the construction of new refinery facilities.

Smaller losses were recorded in the metals markets from long positions in nickel and aluminum futures as prices fell after a slide in the global equity markets fueled concern that economic growth may slow and therefore curb demand for base metals. The accompanying notes are an integral part of these financial statements.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED JULY 31, 2007 (UNAUDITED)


                                          MORGAN STANLEY                          MORGAN STANLEY
                                        SPECTRUM CURRENCY                    SPECTRUM GLOBAL BALANCED
                                  ------------------------------           ------------------------------
                                                 PERCENTAGE OF                            PERCENTAGE OF
                                                  JULY 1, 2007                              JULY 1, 2007
                                                   BEGINNING                                BEGINNING
                                     AMOUNT     NET ASSET VALUE               AMOUNT     NET ASSET VALUE
                                  ------------  ---------------            ------------  ---------------
                                        $              %                         $             %
INVESTMENT INCOME
  Interest income (Note 2)             475,007          .32                  155,851           .41
                                  ------------       ------               ----------         -----
EXPENSES
   Brokerage fees (Note 2)             567,675          .38                  146,356           .38
   Management fees (Note 3)            246,815          .17                   39,771           .11
                                  ------------       ------               ----------         -----
     Total Expenses                    814,490          .55                  186,127           .49
                                  ------------       ------               ----------         -----
NET INVESTMENT LOSS                   (339,483)        (.23)                 (30,276)         (.08)
                                  ------------       ------               ----------         -----

TRADING RESULTS
Trading profit (loss):
   Realized                              --             --                  (315,857)         (.83)
   Net change in unrealized         (6,219,995)       (4.20)              (1,019,243)        (2.67)
                                  ------------       ------               ----------         -----
     Total Trading Results          (6,219,995)       (4.20)              (1,335,100)        (3.50)
                                  ------------       ------               ----------         -----

NET LOSS                            (6,559,478)       (4.43)              (1,365,376)        (3.58)
                                  ============       ======               ==========         =====



 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED JULY 31, 2007 (UNAUDITED)



                                         MORGAN STANLEY                               MORGAN STANLEY
                                       SPECTRUM CURRENCY                         SPECTRUM GLOBAL BALANCED
                          ----------------------------------------       ----------------------------------------
                                                             PER                                             PER
                              UNITS           AMOUNT         UNIT             UNITS           AMOUNT         UNIT
                          --------------    -----------      -----        --------------    -----------      -----
                                                 $             $                                 $             $
Net Asset Value,
   July 1, 2007           12,963,420.589    148,089,116      11.42       2,418,800.259       38,179,912     15.78
Net Loss                         --          (6,559,478)      (.50)            --            (1,365,376)     (.56)
Redemptions                 (319,553.955)    (3,489,529)     10.92         (36,707.962)        (558,695)    15.22
Subscriptions                 44,743.673        488,601      10.92          11,001.969          167,450     15.22
                          --------------    -----------                  -------------      -----------
Net Asset Value,
   July 31, 2007          12,688,610.307    138,528,710      10.92       2,393,094.266       36,423,291     15.22
                          ==============    ===========                  =============      ===========

The accompanying notes are an integral part of these financial statements.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED JULY 31, 2007 (UNAUDITED)


                                     MORGAN STANLEY                     MORGAN STANLEY                      MORGAN STANLEY
                                     SPECTRUM SELECT                  SPECTRUM STRATEGIC                  SPECTRUM TECHNICAL
                              -----------------------------      -----------------------------       -----------------------------
                                             PERCENTAGE OF                      PERCENTAGE OF                       PERCENTAGE OF
                                              JULY 1, 2007                       JULY 1, 2007                        JULY 1, 2007
                                               BEGINNING                          BEGINNING                           BEGINNING
                                 AMOUNT     NET ASSET VALUE         AMOUNT     NET ASSET VALUE          AMOUNT     NET ASSET VALUE
                              ------------  ---------------      ------------  ---------------       ------------  ---------------
                                    $              %                   $               %                   $               %
INVESTMENT INCOME
  Interest income (Note 2)       1,837,341         .33               701,031          .32               2,610,268          .33
                               -----------       -----           -----------        -----            ------------        -----

EXPENSES
   Brokerage fees (Note 2)       2,774,830         .50             1,107,072          .50               3,993,956          .50
   Management fees (Note 3)      1,217,217         .22               517,342          .24               1,770,329          .23
   Incentive fees (Note 3)          52,324         .01                --              --                   --              --
                               -----------       -----           -----------        -----            ------------        -----
     Total Expenses              4,044,371         .73             1,624,414          .74               5,764,285          .73
                               -----------       -----           -----------        -----            ------------        -----
NET INVESTMENT LOSS             (2,207,030)       (.40)             (923,383)        (.42)             (3,154,017)        (.40)
                               -----------       -----           -----------        -----            ------------        -----

TRADING RESULTS
Trading profit (loss):
   Realized                     (8,673,473)      (1.56)           (4,460,289)       (2.01)            (27,164,997)       (3.40)
   Net change in unrealized    (16,725,763)      (3.01)            1,224,929          .55             (57,455,170)       (7.19)
                               -----------       -----           -----------        -----            ------------        -----
      Total Trading Results    (25,399,236)      (4.57)           (3,235,360)       (1.46)            (84,620,167)      (10.59)
                               -----------       -----           -----------        -----            ------------        -----

NET LOSS                       (27,606,266)      (4.97)           (4,158,743)       (1.88)            (87,774,184)      (10.99)
                               ===========       =====           ===========        =====            ============        =====



 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED JULY 31, 2007 (UNAUDITED)

                             MORGAN STANLEY                          MORGAN STANLEY                        MORGAN STANLEY
                            SPECTRUM SELECT                        SPECTRUM STRATEGIC                    SPECTRUM TECHNICAL
                  ------------------------------------   ------------------------------------   ------------------------------------
                                                 PER                                    PER                                   PER
                      UNITS          AMOUNT      UNIT        UNITS          AMOUNT      UNIT        UNITS          AMOUNT     UNIT
                  --------------   -----------   -----   --------------   -----------   -----   --------------   -----------  -----
                                        $          $                           $          $                           $         $
Net Asset Value,
  July 1, 2007    18,059,425.841   554,966,003   30.73   12,310,379.699   221,414,320   17.99   31,256,309.028   798,791,174  25.56
Net Loss                 --        (27,606,266)  (1.53)         --         (4,158,743)   (.34)         --        (87,774,184) (2.81)
Redemptions         (340,104.395)   (9,931,048)  29.20     (236,714.183)   (4,178,005)  17.65     (514,462.141)  (11,704,014) 22.75
Subscriptions        138,018.112     4,030,128   29.20      170,945.156     3,017,182   17.65      279,111.480     6,349,787  22.75
                  --------------   -----------           --------------   -----------           --------------   -----------
Net Asset Value,
  July 31, 2007   17,857,339.558   521,458,817   29.20   12,244,610.672   216,094,754   17.65   31,020,958.367   705,662,763  22.75
                  ==============   ===========           ==============   ===========           ==============   ===========


The accompanying notes are an integral part of these financial statements.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (UNAUDITED)
================================================================================

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION. Morgan Stanley Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Spectrum Strategic L.P. ("Spectrum Strategic"), and Morgan Stanley Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").

  The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The commodity brokers for Spectrum Global Balanced, Spectrum Select, Spectrum Strategic, and Spectrum Technical are Morgan Stanley & Co. Incorporated ("MS&Co.") and Morgan Stanley & Co. International plc ("MSIL"). Spectrum Currency's commodity broker is MS&Co. MS&Co. acts as the counterparty on all trading of foreign currency forward contracts. For Spectrum Strategic and Spectrum Technical, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all trading of options on foreign currency forward contracts. Demeter, MS&Co., MSIL, and MSCG are wholly-owned subsidiaries of Morgan Stanley.

  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based upon their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, MS&Co. pays each Partnership interest income at a rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate during such month on 80% of the funds on deposit with the commodity brokers at each month-end in the case of Spectrum Currency, Spectrum Select, Spectrum Strategic, and Spectrum Technical, and on 100% in the case of Spectrum Global Balanced. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on Futures Interests.

  The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. The brokerage fees for Spectrum Currency and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

  Brokerage fees for Spectrum Select, Spectrum Strategic, and Spectrum Technical are accrued at a flat monthly rate of 1/12 of 6.0% (a 6.0% annual rate) of Net Assets as of the first day of each month.

  Such brokerage fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and continuing offering expenses.

OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by MS&Co. through the brokerage fees paid by the Partnerships.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. MS&Co. pays all such costs.

REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter, no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, in a minimum amount of 50 Units required for each redemption, unless a limited partner is redeeming his entire interest in a Partnership.

  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to MS&Co.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

DISSOLUTION OF THE PARTNERSHIPS. Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic, and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025, regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
The Partnerships pay brokerage fees to MS&Co. as described in Note 1. Spectrum Global Balanced, Spectrum Select, Spectrum Strategic, and Spectrum Technical's cash is on deposit with MS&Co. and MSIL, and Spectrum Currency's cash is on deposit with MS&Co., in futures interests trading accounts to meet margin requirements as needed. MS&Co. pays interest on these funds as described in Note 1.
--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Spectrum Currency L.P.
  John W. Henry & Company, Inc.
  Sunrise Capital Partners, LLC

Morgan Stanley Spectrum Global Balanced L.P.
  SSARIS Advisors, LLC

Morgan Stanley Spectrum Select L.P.
  EMC Capital Management, Inc. ("EMC")
  Northfield Trading L.P. ("Northfield")
  Rabar Market Research, Inc. ("Rabar")
  Sunrise Capital Management, Inc. ("Sunrise")
  Graham Capital Management, L.P. ("Graham")

Morgan Stanley Spectrum Strategic L.P.
  Blenheim Capital Management, L.L.C. ("Blenheim")
  Eclipse Capital Management, Inc. ("Eclipse")
  FX Concepts (Trading Advisor), Inc. ("FX Concepts")

Morgan Stanley Spectrum Technical L.P.
  Campbell & Company, Inc. ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")
  Winton Capital Management Limited ("Winton")

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. The management fee for Spectrum Currency is accrued at a rate of 1/6 of 1% per month of Net Assets allocated to each trading advisor on the first day of each month (a 2% annual rate).

  The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% per month of Net Assets allocated to its sole trading advisor on the first day of each month (a 1.25% annual rate).

  The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of Net Assets allocated to Northfield and Sunrise on the first day of each month (a 3% annual rate), 5/24 of 1% per month of Net Assets allocated to EMC and Rabar on the first day of each month (a 2.5% annual rate), and 1/6 of 1% per month of Net Assets allocated to Graham on the first day of each month (a 2% annual rate).

  The management fee for Spectrum Strategic is accrued at a rate of 1/4 of 1% per month of Net Assets allocated to Blenheim and Eclipse on the first day of each month (a 3% annual rate) and 1/6 of 1% per month of Net Assets allocated to FX Concepts on the first day of each month (a 2% annual rate).

  The management fee for Spectrum Technical is accrued at a rate of 1/6 of 1% per month of Net Assets allocated to JWH and Winton on the first day of each month (a 2% annual rate) and 1/4 of 1% per month of Net Assets allocated to Campbell and Chesapeake on the first day of each month (a 3% annual rate).

INCENTIVE FEE. Spectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

  Spectrum Global Balanced pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to its sole trading advisor's allocated Net Assets as of the end of each calendar month.

  Spectrum Select pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to Northfield and Sunrise as of the end of each calendar month, 17.5% of the trading profits experienced with respect to the Net Assets allocated to EMC and Rabar as of the end of each calendar month, and 20% of the trading profits experienced with respect to the Net Assets allocated to Graham as of the end of each calendar month.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONCLUDED)

  Spectrum Strategic pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to each of Blenheim and Eclipse as of the end of each calendar month and 20% of the trading profits experienced with respect to the Net Assets allocated to FX Concepts as of the end of each calendar month.

  Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to each of Campbell, JWH, and Winton as of the end of each calendar month and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted.

  For all Partnerships with trading losses, no incentive fee is paid in subsequent months until all such losses are recovered. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.


MANAGED FUTURES INVESTMENTS ARE SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK, USE SIGNIFICANT LEVERAGE, ARE GENERALLY ILLIQUID, HAVE SUBSTANTIAL CHARGES, ARE SUBJECT TO CONFLICTS OF INTEREST, AND ARE SUITABLE ONLY FOR THE RISK CAPITAL PORTION OF AN INVESTOR'S PORTFOLIO. BEFORE INVESTING IN ANY MANAGED FUTURES INVESTMENT, QUALIFIED INVESTORS SHOULD READ THE PROSPECTUS OR OFFERING DOCUMENTS CAREFULLY FOR ADDITIONAL INFORMATION WITH RESPECT TO CHARGES, EXPENSES, AND RISKS. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

THIS REPORT IS BASED ON INFORMATION FROM MULTIPLE SOURCES AND MORGAN STANLEY MAKES NO REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF INFORMATION FROM SOURCES OUTSIDE OF MORGAN STANLEY.

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









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

                         Demeter Management Corporation
                         522 Fifth Avenue, 13th Floor
                         New York, NY 10036




MORGAN STANLEY

ADDRESS SERVICE REQUESTED










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